SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                        Arrow Magnolia International Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    042768101
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                                 (CUSIP Number)

                                  Morris Swift
              2646 Rodney Lane, Dallas, Texas 75299 (972) 247-7111
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 2 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 042768 10 1              SCHEDULE 13D                Page 2 of 2 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Shoreline Micro-Cap Fund I, L.P.
      36-4267056
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |x|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      222 West Adams Street, Chicago, Illinois 60606-5307
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                  7     SOLE VOTING POWER

                        165,000
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  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               165,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      165,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.0%
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14    TYPE OF REPORTING PERSON*

      IV
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This statement relates to common stock of Arrow Magnolia International Inc. (the "Company"). The principal executive offices of the Company are located at 2646 Rodney Lane, Dallas, Texas 75299.

Item 2. Identity and Background

(a) This Schedule 13D is filed on behalf of Shoreline Micro-Cap Fund I, L.P., an Illinois limited partnership (the "Fund").

(b)   The business address of the Fund is as follows:

      Shoreline Micro-Cap Fund I, L.P.
      c/o William Blair & Company, L.L.C.
      222 West Adams Street
      Chicago, Illinois 60606

(c) The Fund was formed for the purposes of making investments in micro-cap companies.

(d) None of the limited partners or general partner of the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the limited partners or general partner has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

(f)   Not applicable.

Item 3. Source and Amount of Funds or Other Considerations

      The funds for the acquisition of the common stock of the Company consisted of working capital invested in the Fund by its limited partners and general partner. The amount of the transaction was approximately $582,300.

Item 4. Purpose of Transaction

      The common stock of the Company was purchased by the Fund for investment only. Therefore, the plans of the Fund with respect to the common stock of the Company do not relate to and would not result in any of the items enumerated in
(a)-(j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a) As of July 27, 1999, the Fund owned 165,000 shares of the common stock of the Company, which equals 5.0% of the outstanding shares of the common stock of the Company.

(b) The Fund owns 165,000 shares of the common stock of the Company over which the Fund has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such shares.

(c) The Fund has effected the following purchases of the common stock of the Company in the last sixty days:

      5/7/99      5,000 shares at $3.86 per share
      5/10/99     1,000 shares at $3.87 per share
      5/24/99     2,700 shares at $3.87 per share
      6/8/99      1,000 shares at $3.87 per share
      6/14/99     1,000 shares at $3.87 per share
      6/16/99     2,300 shares at $3.87 per share
      7/12/99     2,000 shares at $3.87 per share
      7/15/99     2,000 shares at $3.50 per share
      7/16/99     2,000 shares at $3.50 per share
      7/27/99     1,500 shares at $3.50 per share

      The transactions were all effected through the Fund's brokerage account at William Blair & Company, L.L.C.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Fund and any other person or persons with respect to the securities of the issuer.

Item 7. Material to Be Filed as Exhibits

      No material is being filed as exhibits.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 1999                     Signature: /s/ Richard P. Kiphart
                                                    ----------------------------
                                                    Title: General Partner